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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20374

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 143 WASH

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gold Capital Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10975 El Monte Ste 225
(No. and Street)

Overland Park	Kansas	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Stepp — 913 396 0300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

1000 Walnut Ste. 1600	Kansas City	Missouri	64106
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, J. Daniel Stepp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Capital Management, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions noted

"NOTARY SEAL"
Pamela R. Kasper, Notary Public
Johnson County, State of Kansas
My Appointment Expires Oct. 15, 2004

[signature]
Signature

President
Title

Pamela R. Kasper
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

GOLD CAPITAL MANAGEMENT, INC.

A wholly owned subsidiary of
Gold Banc Corporation, Inc.

Annual Audited
Focus Report
Part III

Years ended December 31, 2001 and 2000

GOLD CAPITAL MANAGEMENT, INC.
A wholly owned subsidiary of Gold Banc Corporation, Inc.

Table of Contents

KPMG

1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Gold Capital Management, Inc.:

We have audited the accompanying balance sheets of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., as of December 31, 2001 and 2000, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Capital Management, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 1, 2002

GOLD CAPITAL MANAGEMENT, INC.

A wholly owned subsidiary of Gold Banc Corporation, Inc.

Balance Sheets

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	336,618	2,232,158
Investment securities, marketable (note 2)		7,005,616	3,303,674
Investment securities, not readily marketable (note 2)		348,300	105,000
Accrued interest receivable		33,594	22,473
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $425,489 and $234,461 in 2001 and 2000, respectively		382,509	358,040
Goodwill, net of accumulated amortization		4,536,194	3,213,415
Other assets		222,228	147,369
Income taxes receivable		255,518	180,122
Deferred income taxes		—	7,509
	$	13,120,577	9,569,760
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	419,983	12,840
Deferred income taxes payable		430,910	—
Short-term borrowings (note 3)		3,570,846	3,090,425
		4,421,739	3,103,265
Stockholder's equity:			
Common stock, $0.10 par value; 10,000 shares authorized, issued, and outstanding		1,000	1,000
Additional paid-in capital		6,908,581	5,408,581
Retained earnings		1,789,257	1,056,914
Total stockholder's equity		8,698,838	6,466,495
Commitments (note 4)			
	$	13,120,577	9,569,760

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.

A wholly owned subsidiary of Gold Banc Corporation, Inc.

Statements of Earnings

Years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions and advisory fees	$ 1,585,447	667,447
Trading gains, net of losses	5,171,075	2,908,562
Other	283,146	136,625
	7,039,668	3,712,634
Expenses:		
Employee compensation and benefits	3,391,753	1,905,372
Communications and data processing	310,489	133,057
Clearinghouse fees	344,213	343,211
Occupancy	240,994	236,194
General and administrative	947,506	521,200
Interest	229,700	261,036
Other	290,288	209,551
Total expenses	5,754,943	3,609,621
Earnings before income taxes	1,284,725	103,013
Income tax expense (note 5)	552,382	85,862
Net earnings	$ 732,343	17,151

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.

A wholly owned subsidiary of Gold Banc Corporation, Inc.

Statements of Stockholder's Equity

Years ended December 31, 2001 and 2000

	Common stock		Additional paid-in capital	Retained earnings	Total
	Voting	Non-voting			
Balance at December 31, 1999	$ 1,000	—	5,408,581	1,039,763	6,449,344
Net earnings	—	—	—	17,151	17,151
Balance at December 31, 2000	1,000	—	5,408,581	1,056,914	6,466,495
Net earnings	—	—	—	732,343	732,343
Capital contribution from parent	—	—	1,500,000	—	1,500,000
Balance at December 31, 2001	$ 1,000	—	6,908,581	1,789,257	8,698,838

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.
A wholly owned subsidiary of Gold Banc Corporation, Inc.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Operating activities:			
Net earnings	$	732,343	17,151
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization		297,978	191,765
Deferred income taxes		438,419	(15,085)
(Increase) decrease in investment securities		(2,863,287)	5,924,581
Decrease in accrued interest receivable		8,093	73,740
Increase (decrease) in accounts payable and accrued expenses		395,174	(162,160)
(Decrease) increase in taxes payable/receivable		(75,396)	80,885
Decrease (increase) in other assets		69,665	(121,902)
Net cash (used in) provided by operating activities		(997,011)	5,988,975
Investing activities:			
Additions to furniture, equipment, and leasehold improvements		(81,546)	(187,938)
Increase in investment securities, nonmarketable		(243,300)	—
Net cash paid in acquisition		(2,554,104)	—
Net cash used in investing activities		(2,878,950)	(187,938)
Financing activities:			
Net increase (decrease) in short-term borrowings		480,421	(6,027,639)
Capital contribution from parent		1,500,000	—
Net cash provided by (used in) financing activities		1,980,421	(6,027,639)
Net decrease in cash and cash equivalents		(1,895,540)	(226,602)
Cash and cash equivalents at beginning of year		2,232,158	2,458,760
Cash and cash equivalents at end of year		336,618	2,232,158
Supplemental data:			
Cash paid during the year for:			
Interest	$	218,579	261,036
Income taxes		189,359	20,062
Noncash operating activities related to purchase acquisition:			
Investment securities	$	838,655	—
Furniture, equipment, and leasehold improvements		37,610	—
Other assets		149,524	—

See accompanying notes to financial statements.

GOLD CAPITAL MANAGEMENT, INC.

A wholly owned subsidiary of Gold Banc Corporation, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

(1) Significant Accounting Policies

(a) Organization and Purpose of Company

Gold Capital Management, Inc. (the Company) operates on a fully disclosed basis as a broker-dealer in securities. Customers consist primarily of financial institutions located throughout the United States, with concentrations in the Midwestern region of the United States. The Company manages a wide variety of stock, bond, and money market portfolios for clients that currently include a significant number of commercial banks located primarily in Kansas, Missouri, Oklahoma, Nebraska, and Iowa, as well as trusts, pension plans, insurance companies, commercial businesses, government entities, foundations, and high net worth individuals. The Company is registered with the National Association of Securities Dealers as a broker-dealer and investment advisor. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

On March 31, 2001, the Company purchased for $2.7 million in cash the outstanding stock of Ott Financial, Inc. (Ott), a registered broker-dealer specializing in the placement and underwriting of municipal bonds in the Midwestern region of the United States. The acquisition of Ott was accounted for using the purchase method of accounting, with the operations of Ott being included in the net earnings of the Company since March 31, 2001. Goodwill recorded in connection with the acquisition totaled $1.5 million and was to be amortized over twenty-five years.

(b) Investment Securities

Investment securities consist of trading securities, including marketable U. S. government, government agency, municipal bonds, equity securities, and option contracts. Marketable investment securities are carried at fair value, and investment securities not readily marketable are valued at cost, which approximates fair value as determined by management. Fees, interest, dividends, and realized and unrealized gains and losses on the sale of investment securities are considered a normal part of operations and, accordingly, are included in trading gains (losses).

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a trade-date basis, with related commission income and expenses reported on a trade-date basis.

(c) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis over the estimated useful lives, ranging from three to seven years, of the assets for financial reporting purposes.

(Continued)

(d) Income Taxes

The Company files a consolidated income tax return with Gold Banc Corporation, Inc. (Gold). Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Gold. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income taxes result primarily from the use of accelerated methods of depreciation for tax purposes.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(f) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

(g) Revenue Recognition

Customers' and Company securities and commodities transactions are recorded on a trade-date basis. Advisory fees and interest income are accrued as earned.

(h) Amortization of Goodwill

Amortization of goodwill is computed using the straight-line method over twenty-five years. A summary at December 31, 2001 and 2000 is as follows:

		2001	2000
Goodwill	$	5,177,678	3,651,608
Accumulated amortization		(641,484)	(438,193)
	$	4,536,194	3,213,415

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, which establishes new accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

(2) Investment Securities

Marketable investment securities consist of trading securities at fair value, as follows:

		2001	2000
Federal agency securities	$	3,021,996	2,343,788
Tax-exempt bonds		3,528,359	880,983
Equity securities		455,261	78,903
	$	7,005,616	3,303,674

Investment securities not readily marketable consist of trading securities at cost which approximates fair value, as follows:

		2001	2000
Tax-exempt bonds	$	143,300	—
Equity securities		205,000	105,000
	$	348,300	105,000

(3) Short-Term Borrowings

The Company's indebtedness consists of margin debt payable to the Company's clearing agent of $1,552,342 (bearing interest at 4.5%) at December 31, 2001 and $3,090,425 at December 31, 2000, and a short-term bank note payable of $2,018,504 (bearing interest at 4.75%) at December 31, 2001. Such debt is collateralized by the portfolio of investment securities.

(4) Operating Leases

The Company subleases office space from Gold Bank, a related party, under an operating lease agreement. Total rental expense for the years ended December 31, 2001 and 2000 was $152,565 and $84,693, respectively. Future minimum rental payments required under operating leases which have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year		Amount
2002	$	175,499
2003		177,568
2004		166,244
2005		125,617
2006		20,936
	$	665,864

(Continued)

(5) Income Taxes

The Company is included in the consolidated income tax returns filed by Gold. Income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns.

The current and deferred portions of income tax expense are as follows:

	2001			2000		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 94,734	362,805	457,539	84,199	(12,761)	71,438
State and local	19,229	75,614	94,843	16,748	(2,324)	14,424
	$ 113,963	438,419	552,382	100,947	(15,085)	85,862

A reconciliation of the difference between the expected income tax expense or income computed at the U. S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2001		2000	
	Amount	Percent	Amount	Percent
Expected income tax expense at U. S. statutory tax rate	$ 449,654	35.0 %	$ 36,055	35.0 %
Goodwill amortization	71,152	5.5	52,499	51.0
Increase due to state and local income taxes, net	61,648	4.8	9,376	9.1
Tax-exempt income	(106,840)	(8.3)	(14,929)	(14.5)
Other, net	76,768	6.0	2,861	2.8
Income tax expense	$ 552,382	43.0 %	$ 85,862	83.4 %

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000
Deferred tax assets:		
Unrealized losses on securities marked to market	$ 38,263	29,168
Deferred tax liabilities:		
Premises and equipment	320	21,659
Deferred intercompany income	468,853	—
	469,173	21,659
Net deferred tax asset (liability)	$ (430,910)	7,509

There was no valuation allowance for deferred tax assets at December 31, 2001 or 2000. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital, as defined, of $2,474,650, which was $2,224,650 in excess of its required net capital of $250,000.

(7) Employee Benefit Plans

The Company has a 401(k) savings plan for the benefit of all eligible employees. The Company matches 50% of employee contributions up to 5% of base compensation, subject to certain Internal Revenue Service limitations. Employees may voluntarily contribute up to 15% of the annual compensation to the plan. Employees vest in Company contributions 10% annually for the first two years and 20% for the next four years of service. Contributions charged to salaries and employee benefits expense were $65,000 and $13,000 for 2001 and 2000, respectively.

The Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) was formed to acquire shares of Company common stock for the benefit of all eligible employees. The amount of annual contributions from the Company is determined by the Board of Directors. Contributions were approximately $65,000 and $45,000 for the years ended December 31, 2001 and 2000, respectively.

(8) Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

- *Cash and cash equivalents* – The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values.
- *Investment securities* – The fair values for debt and equity securities, which also are the amounts recognized in the balance sheets, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on Company estimates using quoted market prices for similar securities and other pricing information.

The Company uses option contracts, on a very limited basis, to reduce its exposure to price fluctuations in its trading portfolio resulting from fluctuations in interest rates. A call option is a contract that entitles the Company to buy, entirely at their option, a specified number of underlying units of a particular security at a specified price at any time until the stated expiration date of the contract. Risks arise from the possible inability of the counterparty to meet the terms of their contract and from movements in securities values and interest rates. The Company carries call options at market value and any changes in the market value are recognized in investment gains (losses). The Company did not have any open call options at December 31, 2001. Option activity did not result in any material gains or losses during the year ended December 31, 2001.

(9) Related Party Transactions

A significant portion of the Company's revenue and expenses represents receipts from and payments to the parent and affiliated companies for investment transaction fees, as well as various administrative services provided to the Company.

		2001	2000
Trading gains, net of losses	$	877,977	811,854
Management fee paid to affiliates, net		31,200	15,856

The Company believes that fees charged for these services represent current market rates.

Schedule 1

GOLD CAPITAL MANAGEMENT, INC.

A wholly owned subsidiary of Gold Banc Corporation, Inc.

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2001

Total stockholder's equity per balance sheet	$	8,698,838
Deductions:		
Furniture, equipment, and leasehold improvements		382,509
Goodwill, net of accumulated amortization		4,536,194
Investment securities not readily marketable		348,300
Prepaid expenses and other assets		222,228
Income taxes receivable		255,518
Net capital before haircuts on securities positions (tentative net capital)		2,954,089
Haircuts on securities:		
Debt securities		353,803
Equity securities		125,636
Net capital		2,474,650
Minimum net capital requirement		250,000
Excess of net capital over minimum net capital requirement	$	2,224,650
Aggregate indebtedness	$	419,983
Ratio of aggregate indebtedness to net capital		0.17 to 1

The above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2001.

See accompanying independent auditors' report.

Schedule 2

GOLD CAPITAL MANAGEMENT, INC.
A wholly owned subsidiary of Gold Banc Corporation, Inc.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

GOLD CAPITAL MANAGEMENT, INC.
A wholly owned subsidiary of Gold Banc Corporation, Inc.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

KPMG

1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors:
Gold Capital Management, Inc.:

In planning and performing our audit of the financial statements of Gold Capital Management, Inc. (the Company), a wholly owned subsidiary of Gold Banc Corporation, Inc., for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 1, 2002